Lillian Augusta Friends of the Company Newsletter

December 2023

DEC 08, 2023

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Hello Everyone! Check out the latest from us, including <u>our campaign on Wefunder,</u> updates on the consumer testing and events, and and media highlights.

AWARDS AND FUNDING

We're raising money to launch—<u>check out our campaign on Wefunder</u>.

- We'd like to invite you to invest in Lillian Augusta! Thanks to the process we are using, investments can start at $100.
- **You are making an investment, not a donation.** If we do well, you'd get your money back and potentially earn a return.
- We are using a revenue sharing model, where you can earn a 2.5x return over 4 years (**example: A $10,000 investment has the potential to yield a return of $25,000**).

GENERAL

We pitched our fundraising campaign to The 10K Project, a thriving community of Black investors seeking to fund Black businesses. Thank you to The 10K Project for having us and the contributions made thus far.



We have wrapped up our consumer testing. We've collected feedback and identified areas of improvement for the next pilot run of plant-based braiding hair. Thank you to everyone involved in this process!

Thanks to everyone who joined our live product demonstration last week where we braided consumer test participant Melanie's hair while having a conversation on the story of the company. Despite some technical difficulties, we still had a great conversation. We look forward to hosting more live events in the future.



[Check our our interview](#) with the University of Michigan entrepreneurship clinic in their latest blog. We talked about how much progress has occurred since 2020 and our fundraising campaign to launch.

HOW TO SUPPORT

We are back active on social—follow us for all things plant-based braiding hair.

- TikTok: https://tiktok.com/@hairwithoutharm

- Instagram: https://instagram.com/hairwithoutharm

- Facebook: https://facebook.com/hairwithoutharm

- LinkedIn: https://linkedin.com/hair-without-harm

[Share our campaign](#)! We want to expand our audience to reach our goal. Please consider sharing among your networks.

With Gratitude,

The Lillian Augusta Team
